
June 30, 2020

Anthony Poon
Chief Executive Officer
ALE Group Holding Ltd
Unit 1005, 10/F, Tower A, New Mandarin Plaza,
14 Science Museum Road,
Tsim Sha Tsui, Hong Kong

>   **Re: ALE Group Holding Ltd**
>   **Amendment No. 1 to**
>   **Registration Statement on Form F-1**
>   **Filed June 29, 2020**
>   **File No. 333-239225**

Dear Mr. Poon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1

Use of Proceeds, page 31

1.   We note that you plan to use the proceeds of the offering for, among other things, "expansion of new offices" and "merger and acquisitions." If the proceeds will be used to acquire assets, other than in the ordinary course of business, please briefly describe the assets and their cost. If the proceeds will be used to finance acquisitions of other businesses, please give a description of such businesses and information on the status of the acquisitions. Refer to Item 3.C of Form 20-F.

Executive Compensation, page 73

2.   Please update this section to include information as of the most recently completed fiscal year end. Refer to Item 6.B of Form 20-F.

Principal Shareholders, page 74

3.   Please complete the third, fourth and fifth columns of this table.

Taxation, page 87

4.   It appears that you do not intend to file a tax opinion relating to the U.S. tax consequences of this transaction. Please tell us why you have determined that such a tax opinion is not required for this transaction considering, for example, the uncertainty relating to your PFIC status. Refer to Item 601 of Regulation S-K and Section III.A of Staff Legal Bulletin No. 19. In addition, please update your disclosure in this section regarding your PFIC status for the taxable year ended March 31, 2019 and the taxable year ended March 31, 2020, or tell us why an update is not necessary. Finally, given the third opinion on the second page of Exhibit 5.1, please revise this section of the registration statement to state that the disclosure relating to tax consequences under BVI law is the opinion of Conyers, and include an Exhibit 8 opinion in the exhibit index with a cross-reference to Exhibit 5.1. Refer to Section III.B of Staff Legal Bulletin No. 19.

General

5.   We note that on June 28, 2020 you approved, upon the consummation of the offering, to divide then issued and outstanding shares at a ratio of 960:1. Please revise to refer to this division as a "stock split" or "forward stock split" throughout the filing. Additionally, revise to include pro forma EPS to reflect this stock split wherever historical EPS is presented throughout the filing pursuant to Rule 11-01(a)(8) of Regulation S-X. Also revise to include a subsequent events footnote to the financial statements to disclose the stock split and board decision to increase the number of authorized shares pursuant to ASC 855-10-50.

6.   Please disclose the manner of determination of the offering price, including who established the price or who is formally responsible for the determination of the price, the various factors considered in such determination and the parameters or elements used as a basis for establishing the price. Refer to Item 9.A.2 of Form 20-F.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aamira Chaudhry at (202) 551-3389 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Joan Wu